October 13, 2011

VIA EDGAR

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C.  20549-3561

RE:	Algonquin Power & Utilities Corp. Form 40-F for the Year Ended December 31, 2010 Filed April 1, 2011 File No. 0-53808

Dear Ms. Thompson:

This letter is being furnished on behalf of Algonquin Power & Utilities Corp. (“Algonquin”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in a letter addressed to Mr. David Bronicheski, Chief Financial Officer of Algonquin, dated September 28, 2011 (the “Comment Letter”), with respect to the above referenced filings.  As used in this letter, the “Company” and “Algonquin” refer to Algonquin Power & Utilities Corp. and its subsidiaries unless the context requires otherwise.

For ease of reference, each comment contained in the Comment Letter is reprinted below in bold and is followed by the Company’s response.

Form 40-F for the Year Ended December 31, 2010

General

1.
In an appropriate place in your filing please provide a cross-reference to your audited annual financial statements and accompanying management’s discussion and analysis.  Please see General Instruction B.3 to Form 40-F.

Response:

The Company advises the Staff that the Company will provide a cross-reference to its audited annual financial statements and accompanying management’s discussion and analysis in its future Annual Reports on Form 40-F (“40-Fs”) in accordance with General Instruction B.3 to Form 40-F.

Cover Page

2.
We note you have disclosed your primary SIC code as 1600. The SIC code for your company in the EDGAR system appears to be 4911. In future filings, please revise your cover page accordingly. You may also wish to consult the SIC Code List, which is available on our website at http://www.sec.gov/info/edgar/siccodes.htm.

Response:

The Company advises the Staff that the Company will disclose in future 40-Fs that the Company’s Primary Standard Industrial Classification Code Number is 4911.

Disclosure Controls and Procedures, page 2

3.
We note your disclosure that your “CEO and the CFO have concluded that as of December 31, 2010, APUC’s disclosure controls and procedures were adequately designed and effective in ensuring that…(ii) material information required to be disclosed in its reports filed under the Exchange Act is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.” As you have included a portion of the definition of disclosure controls and procedures in describing your evaluation of and in making your effectiveness conclusion regarding your disclosure controls and procedures, you must include the entire definition. Please confirm that in future filings, you will revise to:

•	clarify that all information required to be disclosed has been disclosed and not just the material information; and

•
specify that both the information required to be disclosed in reports both filed and submitted under the Exchange Act has been accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Alternatively, you may simply omit the definition of disclosure controls and procedures and state that the officers concluded that your disclosure controls and procedures are effective.

Response:

The Company advises the Staff that the Company will omit in future 40-Fs the definition of disclosure controls and procedures and state that our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective.

Exhibit 99.1, Annual Information Form for the Year Ended December 31, 2010

3.
Given the usage of numerous abbreviations and acronyms in your document, please consider providing an index or glossary of abbreviations, acronyms and industry terms used in your annual information form, as we believe this would be helpful to your readers.

Response:

The Company advises the Staff that the Company will consider the inclusion of a glossary of abbreviations, acronyms and industry terms used in the Company’s annual information form in future 40-Fs.

Exhibit 99.2, Annual Audited Financial Statements for the Year Ended December 31, 2010

Notes to the Consolidated Financial Statements, page 10

Note 2. Recently Issued Accounting Pronouncements Not yet Adopted and Accounting Framework, page 18

4.	We note that you elected to adopt and report your financial statements under US GAAP commencing with the first quarter of 2011. Please tell us why you elected to adopt US GAAP as of January 1, 2011.

Response:

Effective January 1, 2011, most publicly accountable enterprises in Canada are required to change the accounting framework under which financial statements are prepared to International Financial Reporting Standards (“IFRS”).  However, under Canadian Securities legislation, publicly accountable enterprise in Canada that are also SEC registrants are able to report in Canada using US GAAP as an alternative.

Algonquin is an SEC registrant that also owns and operated several utility businesses in the United States that are subject to regulation by various state regulatory authorities.  At this time, IFRS does not have an accounting framework for dealing with the unique economic characteristics of rate regulated enterprises whereby the rate setting process gives rise to economic regulatory assets and obligations that are not given accounting recognition under current IFRSs,  and this is expected to be the case for the foreseeable future.  We believe that it is prudent for the Company to adopt an accounting framework that most appropriately reflects the economic and regulatory activities of the utility businesses it owns.

Algonquin is of the view that there is significant value to shareholders and other interested readers of its financial statements in using US GAAP.  Our regulated utilities business is primarily located in the United States and the majority of other public entities in the utilities sector prepare their financial statements using US GAAP.  Our use of US GAAP facilitates comparability of our financial statements by shareholders and other readers with others in our sector.

As well, adopting US GAAP for external financial reporting purposes will improve transparencycompared to IFRS by harmonizing results presented to regulatory and on regulatory stakeholders, thereby avoiding significant efforts that would be necessary to reconcile between financial and regulatory reporting results.  In addition, use of a consistent financial accounting framework for both external and internal financial reporting and regulatory accounting and reporting preserves the existing link between audited financial statements and financial information and documentation utilized in rate applications and regulatory reports.  The impacts of state regulatory board decisions can be clearly reflected as regulatory assets, liabilities or accounting policy treatments under US GAAP.  It is a benefit to all interested stakeholders to compare financial information provided in the regulatory process to the Company’s audited financial statements.  This provides all participants with assurance of the integrity of the financial information being reported.

The use of a consistent accounting framework for financial and regulatory reporting also reduces Algonquin’s costs from what they otherwise would be if inconsistent frameworks were used. Amongst other things, the alternative would be to have dual reports and reconciliations, parallel transaction processing, and dual IT systems and ledgers.  The cost savings is a direct benefit to ratepayers and shareholders.

Exhibit 99.3, Management’s Discussion & Analysis for the Year Ended December 31, 2010

Non-GAAP Performance Measures, page 31

6.
We note your presentations and reconciliations of your non-GAAP measures adjusted EBTIDA and adjusted net earnings. We note that you disclose examples of adjustments for each of your non-GAAP measures; however, you do not clearly define either non-GAAP measure. In future filings, please clearly define adjusted EBITDA and adjusted net earnings so that an investor can discern any and all of the adjustments you include in your non-GAAP measures.

Response:

The Company advises the Staff that the Company will include clear definitions of the non-GAAP adjusted EBITDA and adjusted net earnings in future 40-Fs.

Form 6-K filed August 15, 2011

Exhibit 99.1, Second Quarter 2011 Management’s Discussion and Analysis

Interim Management’s Discussion and Analysis, page 1

Key Selected Six Month Financial Data, page 6

7.
We note your disclosure of per share cash provided by operating activities at the bottom of page seven for the six month period ended June 30, 2011 and in the middle of page nine for the three month period ended June 30, 2011. In future filings, please refrain from presenting cash flow per share amounts in accordance with ASC 230-10-45-3 and ASR 142.

Response:

The Company files and furnishes reports with the Commission pursuant to the Multi-jurisdictional Disclosure System (“MJDS”), which was adopted June 21, 1991 and introduced Form 40-F.  The stated purpose of MJDS is to permit eligible Canadian companies to satisfy the Commission’s registration and reporting requirements by providing disclosure documents prepared in accordance with the requirement of the Canadian Securities Authorities (“CSA”).

The Commission recognized in considering the adoption of MJDS that, “while each jurisdiction’s requirements may differ in detail, they share the common purpose of ensuring that investors are given information adequate to permit them to make an informed investment decision, and an historical reliance on disclosure as the principal protection of investors.”1

The Company acknowledges that the requirements of Form 40-F have been augmented over the years, in particular with respect to regulations introduced under the Sarbanes-Oxley Act of 2002 (“SOx”) and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.  However, the Company respectfully submits that if the per share data restrictions that are set forth in Accounting Series Release No. 142 (“ASR 142”), which was issued nearly 20 years prior to the adoption of MJDS, were to apply to disclosure in a Canadian disclosure document filed under Form 40-F, this would be inconsistent with the purpose of MJDS.  The presentation of cash provided by operations per shares (“CPS”) is permitted in documents prepared in accordance with the requirement of the CSA.  Declining to apply ASR 142 is also consistent with the Staff’s approach to later adopted regulations under SOx regarding the use of non-GAAP financial measures by MJDS issuers in documents filed with the Commission.  The Company notes in particular the position adopted by the Staff in the Compliance and Disclosure Interpretations that “[i]nformation included in a Form 40-F is not subject to Regulation G or Item 10(e) of Regulation S-K.”2

The Company acknowledges that Accounting Standards Codification 230-10-45-3 (“ASC 230”) prohibits the presentation of CPS in financial statements.  The Company respectfully submits that ASC 230 is not applicable to disclosure outside of financial statements.

In CSA Staff Notice 52-306 - Non-GAAP Financial Measures, the CSA have provided guidance to reporting issuers in Canada that include non-GAAP financial measures in press releases, MD&A, prospectus filings, websites and marketing materials.  CSA Staff Notice 52-306 provides guidance as to the disclosures that are to accompany non-GAAP financial measures. Algonquin is aware of a number of other Canadian companies that disclose cash flow per share as a non-GAAP measure in their MD&A. CPS is a meaningful measure of the operating performance of the Company. Management believes that in addition to net income (loss) and cash provided by operating activities, CPS is a useful supplemental measure as it provides an indication of the results generated by the Company’s principal business activities before consideration of how those activities are financed or how the results will be used.

In future 40-Fs, the Company will clearly identify CPS as a non-GAAP financial measure.  The Company will also include a clear statement that CPS is not a substitute measure of performance for earning per shares, and that amounts represented by CPS do not represent amounts available for distribution to shareholders and should be considered in light various charges and claims against the Company.

1 SEC Docket (1973-2004), SEC-DOCKET 44 SEC-DOCKET 56-43, MULTIJURISDICTIONAL DISCLOSURE , (July 21, 1989)
2 Compliance and Disclosure Interpretations 106.04 [Jan. 11, 2010]

Exhibit 99.4, Second Quarter 2011 Consolidated Financial Statements and Notes to Consolidated Financial Statements

Notes to the Unaudited Interim Consolidated Financial Statements, page 5

Note 7. Regulatory assets and liabilities, page 21

8.	Please tell us and disclose in future filings whether you earn a return on your regulatory assets. Please refer to ASC 980-340-50-1.

Response:

The Company advises the Staff that in case of Deferred Rate Case Costs, Alternative Revenue Program and Water testing costs, the Company does not earn a return on these amounts but gets recovery of these costs in rates over the periods prescribed by the regulator.

The Company advises the Staff that the Company will note this in future filings financial statements in accordance with ASC 980-340-50-1.

*****

As requested in the Comment Letter, we hereby acknowledge that:

☐	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

☐	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any under person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments on the above referenced documents as originally filed, and we will be pleased to respond promptly to any requests for additional information. My phone number is 905-465-4512, my fax number is 905-465-4540 and my e-mail address is David.Bronicheski@AlgonquinPower.com.

Sincerely,

/s/ David Bronicheski

David Bronicheski
Chief Financial Officer